FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 30, 1998.

(Translation of registrant's name into English)

PeakSoft Corporation

(Address of principal executive offices)

3614  Meridian, Suite 100
Bellingham, WA 98225


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0-24069

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  Aug 14, 1998


(Signature) By: "T.W. Metz"
                 T.W. Metz, COO

Letter to the Shareholders:

We have embarked in a new direction over the last few months. Our focus on Internet and Intranet Productivity Solutions remains unchanged. Our technology is better than ever. The release of PeakJet 2000 in July is the best product release the company has ever experienced. Cash flow from sales in July was 117% higher than the entire previous quarter, which is attributable to our new market strategy.

So what happened last quarter and why am I optimistic about the future?

In the third quarter we faced a number of difficult decisions. Primary among them was the poor performance of Internet software in general in the traditional retail channel and the channels somewhat onerous terms of payment for product. Specifically, PeakJet 1.55 and NetMagnet were moving slowly in this channel and the cost of maintaining presence has been generating negative cash flow.

The company decided to prioritize electronic commerce, electronic software distribution, alliance programs and International partnerships. This is a significant change in strategy that doesnt eliminate retail but changes the focus of retail to the Internet. In addition, we have strengthened our policy regarding payment terms and adopted a far more cash flow driven model. Quite simply we wont do bad business for the sake of top line numbers.

During the quarter, we announced significant enhancements to our e-commerce capability, created the core alliance program, opened the Peak Store on our site and commenced negotiations with a number of partners for the joint sale and distribution of our products. PeakSoft has significantly expanded its sales force with new agreements signed for both vertical and geographic markets, while simultaneously reducing sales and marketing expense by 65% over the comparable quarter for 1997. We elected to discontinue shipment of our PeakJet 1.55 product to retail in anticipation of the new PeakJet 2000 release (July 2nd). We have also discontinued shipment of NetMagnet to that channel and have significantly enhanced the product with a new pricing and sales strategy to be announced shortly.

Subsequent to the quarter end, the early positive results from these strategies started to be felt. PeakSoft announced co-marketing and bundling deals with Symantec, Software Builders and RealNetworks. Our PeakJet 2000 product is now being offered for sale on a standalone basis and in value added bundles by some of industrys most successful companies.

The second consideration is the development of new value-added solutions that deliver high per unit margins with on-going royalties and support fees. The markets for our solutions are becoming more mainstream and growing at a very high rate. As an early entrant we have paid our dues and look to reap the gain for our effort and foresight.

The company has a pending listing on the OTC-BB under the symbol "PEAFF" and was briefly active in March of 1998. Upon filing for reporting status for the first time in the US the company's listing was halted as a result of new requirements of the OTC-BB to meet the reporting standards of the United States Securities and Exchange Commission. The Company has made its initial filing to the SEC, and the Company and its advisors are actively working on a timely basis.

Sincerely yours,

"Douglas H. Foster"

Douglas H. Foster
President and CEO
August 13, 1998

Consolidated Balance Sheet

(prepared by Management)

June 30,                      1998           1997
                            (in Canadian dollars)
Assets
Current Assets
Cash                      $ 33,907       $ 50,597
Accounts receivable        203,851        489,207
Inventories                 93,849         75,068
Prepaids and deposits       47,180         78,174
                           378,787        693,046

Capital assets             138,784        230,094
Acquired research          205,574      1,027,874
   & development
Licenses                      -            18,877
Investment in InfoBuild    284,000          -
                       $ 1,007,145   $  1,969,891

Liabilities and Shareholders' Equity
Current Liabilities:
Demand loan                  -             27,608
Accounts payable and
  accrued liabilities      702,320      1,381,732
Interest Payable on
  Long-term debt           153,187           -
Deferred revenue             -             86,486
Reserve for returns         53,101           -
  & allowances
Current portion of            -            24,573
  long-term debt
Current portion of          29,551         41,064
 obligations under
  capital leases
                           938,159      1,536,890

Long-term debt           1,927,802          -
Obligations under           37,867         41,461
 capital leases

Shareholders' Equity:
Share capital            6,332,390      5,723,317
Other paid-in capital      173,759          -
                         6,506,149      5,723,317

Accumulated deficit      8,402,832      5,331,777
                        (1,896,683)       391,540

                       $ 1,007,145     $ 1,969,891

Consolidated Statement of Operations and Deficit

                   Quarter ended  Quarter ended    Nine months    Nine months
                                                     ended          ended
                    June 30,1998    June 30,1997    June 30,1998   June 30,1997
                                         (in Canadian dollars)

Sales                  $ 127,796     $ 529,924      $1,027,378     $1,239,308
Cost of goods sold        33,671       135,065         192,511        366,297

                          94,125       394,859         834,867        873,011
Operating Expenses:
General and              328,058       314,946       1,198,165        787,680
 administration
Selling and
  marketing              133,259       373,990         829,258      1,522,044
Research and             111,355       129,336         435,365        504,026
  development
                         572,672       818,272       2,462,788      2,813,750

Earnings (loss)         (478,547)     (423,413)     (1,627,921)    (1,940,739)
before the undernoted
Amortization**           246,278       532,492         746,971        797,470
Recovery of expenses        -              -           252,509            -
 from settlement
 of liabilities
Earnings (loss)       $ (724,825)   $ (955,905)    $(2,122,383)   $(2,738,209)
 from operations
Gain on sale of        -               -               134,951          -
 contract
Loss from trademark    -               269,658            -           269,658
 litigation
Net earnings (loss)     (724,825)   (1,225,563)     (1,987,432)    (3,007,867)
Accumulated deficit, $(7,678,007)  $(4,106,214)    $(6,415,400)   $(2,323,910)
 beginning of period
Accumulated deficit, $(8,402,832)  $(5,331,777)    $(8,402,832)   $(5,331,777)
 end of period
Loss per common share     (.05)         (.10)            (.15)           (.25)

**Note: The amortization expense for the quarter and nine months ended June 30, 1997, is adjusted per 1997 audited financial statements to restate the accumulated amortization of the acquired research and development.

Statement of Changes in Financial Position

                 Quarter ended   Quarter ended     Nine months      Nine months
                                                     ended            ended
                 June 30,1998    June 30,1997    June 30,1998     June 30,1997
                                        (in Canadian dollars)
Cash provided by (used in):
Operations:
Net earnings (loss)     $(724,825)  $(1,225,563)   $(1,987,432)   $(3,007,867)
Items not involving cash:
   Amortization           246,278       532,492        746,971        797,470
Change in non-cash        140,445       316,481       (355,997)        12,793
 operating working
 capital
                         (338,102)     (376,590)    (1,596,458)    (2,197,607)
Financing:
Repayment of long
 term debt                304,851         -            531,875        (12,702)
Obligation under
 capital leases            (4,975)        -              1,867         (9,881)
Decrease in obligation
 to issue shares            -             -           (399,900)            -
Issuance of share
 capital                   20,055      323,475         532,199       2,207,900
                          319,931       315,365        666,041       2,185,317

Investments:
Purchase of capital assets (9,006)        1,038       (107,042)        32,921
Increase (decrease)       (27,177)      (60,187)    (1,037,459)        20,634
 In cash position
Cash, beginning of period  61,084       110,784      1,071,366         29,963
Cash, end of period      $ 33,907      $ 50,597       $ 33,907       $ 50,597

Third Quarter Review
Net loss for the quarter ended June 30, 1998 decreased from $1,225,563 in the comparable period in 1997, to $724,825 a decrease of $500,738, or 40.1% due to managements objective in reducing expenditures of the Company in all areas, especially in cost of goods sold, research and development, and selling and marketing. The Company is placing more emphasis on marketing in the next quarters to capture a higher sales volume. The third quarter revenue decreased from third quarter 1997 reported revenue of $529,924 to $127,796 a difference of 75.6% as a result of the implementation of the new market strategy. During this transition period, the Company has made the decision not to ship new products into the traditional retail channel.

Nine Month Review
Revenue for the nine months ended June 30, 1998 decreased from $1,239,308 in the comparable period in 1997, to $1,027,378, a decrease of $211,930 or 17.1%, and was due primarily to the declining sales of PeakJet 1.5 in anticipation of the launch of PeakJet 2000, which was released July 2nd. The Companys focus of the new market strategy is higher gross margin of future sales and overall costs. Net loss decreased from $3,007,867 to $1,987,432, a difference of $1,020,435 or 33.9%, due to significantly reduced operating expenses. Beginning for fiscal year 1998, a new categorization of expenses was adopted for better reporting of the Companys expenditures. The end result in the reorganization reflects a reallocation of previously categorized "selling and marketing" expenses to "general and administrative" expenses. The overall decrease in expenses reflect a reduction in expenditures, while continuing to keep a minimal investment in marketing for the Companys Internet products.

The amortization expense of $746,971 includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP. The acquired research and development will be fully amortized for fiscal year end resulting in an expected lower amortization for fiscal year 1999 of approximately $200,000.

The Companys cash position decreased from $50,597 in 1997, to $33,907 in 1998 while accounts receivable decreased from $489,207 to $203,851. Cash and accounts receivable remain an area of critical importance and are being actively addressed by management. The decrease in accounts reeivable represents the Companys transition into new markets focusing on sales channels that provide up front cash flow. In general, the results for the quarter are indicative of the Companys decreasing trend in its expenditures and execution of its marketing strategy.

Year 2000

In response to the Year 2000 (Y2K) compliance rule established by the Board of Governers of the Alberrta Stock Exchange, the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programd being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Companys computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, an all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require any further remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any significant costs relating to remediation of Y2K issues.

Although there can be no assurances, PeakSoft does not expect material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage and are being marketed as being Y2K compliant.

CORPORATE INFORMATION
 CORPORATE HEADQUARTERS
	PeakSoft Corporation
	3614 Meridian, Suite 100
	Bellingham, Washington 98225 USA
	Tel  (360) 752-1100
	Fax  (360) 752-1110
	http://www.peak.com

INVESTOR INFORMATION
	(888) 377-7325
	http://www.peak.com/investor

STOCK LISTING
 PeakSoft Corporations common stock is listed on the Alberta Stock Exchange under the symbol "C.PKT" and pending application for listing on the OTC Bulletin Board (OTCBB) under the symbol "PEAFF".

AUDITOR
 K P M G
	Vancouver, B.C.

LEGAL COUNSEL
 	Farris, Vaughan, Wills & Murphy
 	Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR
 	Montreal Trust
 	Calgary, Alberta

 DIRECTORS	                 MANAGEMENT
	Douglas Foster		           Douglas Foster
	Chairman of the Board		    President & CEO

	Donald McInnes		           Tim Metz
                       					Chief Operating Officer

 Peter Janssen		            Calvin Patterson
                          		Corporate Counsel

	Carl Conti		               Liam Taylor
                          		Vice President, Engineering

	William Baker		            Claudia Temple
                          		Director of Marketing
